December 12, 1996



Securities and Exchange Commission
Public Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  The Vintage Funds (the "Trust"), Files Nos. 33-89078
          and 811-8968

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Trust hereby requests withdrawal of Post-Effective Amendment No. 4 to the Trust's Registration Statement as soon as possible. The Amendment was filed pursuant to Rule 485(a) on December 3, 1996 and is not yet effective.

     As a result of recent conversations with Richard Pfordte, the Trust's examiner, it has come to our attention that the Trust must file another post-effective amendment pursuant to Rule 485(a) within the next few days. The Trust requests withdrawal of Post-Effective Amendment No. 4 so that this subsequent amendment may be filed.

                              Very truly yours,

                              THE VINTAGE FUNDS

                              By:  /S/ Lynn E. Wood
                                  Lynn E. Wood, Secretary